# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ferrovial SE, CIK 0001468522
CUSIP: N3168P101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: GUSTAV MAHLERPLEIN 61-63, SYMPHONY TOWERS, 14TH FLOOR, AMSTERDAM, Netherlands (P7), 1082 MS
Date of event which requires filing of this statement: 09/08/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-24-015225
Filed by CIK 0002030424

## Reporting persons
- del Pino Calvo-Sotelo Maria: type of reporting person: individual (IN); citizenship or place of organization: Spain (U3); sole voting power 62,882,142; shared voting power 0; sole dispositive power 62,882,142; shared dispositive power 0; aggregate amount beneficially owned 62,882,142 (8.8% of the class)
  Comment: The percentage of beneficial ownership in this Schedule 13G is based on the number of Ordinary Shares in issuance less the number of Ordinary Shares held in treasury (each as set forth in the last relevant update available on the date hereof in the "Treasury Stock" section of Issuer's website).

## Item 1. Issuer
Name of issuer: Ferrovial SE
Address of issuer's principal executive offices: Gustav Mahlerplein 61-63, Symphony Towers, 14th floor, 1082 MS Amsterdam, The Netherlands

## Item 2. Person Filing
Name of person filing: Maria del Pino y Calvo-Sotelo
Address of principal business office or, if none, residence: Gustav Mahlerplein 61-63, Symphony Towers, 14th floor, 1082 MS Amsterdam, The Netherlands
Citizenship: Spain

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.
Percent of class: Items 5 and 7 include (i) 23,974 Ordinary Shares held directly by the Reporting Person; and (ii) 62,858,168 Ordinary Shares held by Menosmares, S.L., over which the Reporting Person has an approximately 100% interest.
Sole power to vote or to direct the vote: 62,882,142
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 62,882,142
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- del Pino Calvo-Sotelo Maria: /s/ Maria del Pino y Calvo-Sotelo, Maria del Pino y Calvo-Sotelo (11/13/2025)